UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-007763

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Met-Pro Corporation Employee Stock Ownership Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Met-Pro Corporation
160 Cassell Road
PO Box 144
Harleysville, PA 19438

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2013 AND 2012

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Met-Pro Corporation Salaried Employee
Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Met-Pro Corporation Salaried Employee Stock Ownership Plan as of January 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of January 31, 2013 and reportable (5%) transactions for the year ended January 31, 2013, referred to as “supplementary information”, is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Marcum LLP

Marcum LLP
Bala Cynwyd, PA
June 7, 2013

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

JANUARY 31, 2013 AND 2012

	2013	2012

Assets

Investments	$2,866,216	$2,964,287
Cash	167	80

Net Assets Available for Benefits	$2,866,383	$2,964,367

The accompanying notes are an integral part of these financial statements.

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED JANUARY 31, 2013 AND 2012

	2013	2012
Investment Income (Loss)
Dividends	$79,649	$77,471
Realized gain on sales of investments	76,974	269,261
Net depreciation in market value of investments	(98,071)	(363,797)

Total Investment Income (Loss)	58,552	(17,065)

Deductions
Benefits paid to participants	156,536	346,677

Net Decrease	(97,984)	(363,742)

Net Assets Available for Benefits
Beginning of year	2,964,367	3,328,109

End of year	$2,866,383	$2,964,367

The accompanying notes are an integral part of these financial statements.

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2013 AND 2012

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Met-Pro Corporation (“the Company”) Salaried Employee Stock Ownership Plan (“the Plan”) is provided for general information purposes only.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

GENERAL

The Plan covers all salaried employees who work at least 1,000 hours per year, have attained the age of 21 and have completed one year of employment.

CONTRIBUTIONS

The Plan document provides that the Company may make discretionary contributions to the Plan.  Participants are not permitted to make contributions.  Although the Company has not formally frozen the Plan, effective as of April 1, 1999, the date upon which the Company’s 401(k) Plan was established, the Company discontinued further contributions to the Plan.

DIVIDENDS

Dividends are used to purchase additional shares of Company stock and are allocated to participant accounts proportionally.

DIVERSIFICATIONS

The plan document provides that participants who have attained age 55 and who have ten years of service can elect to have up to 25% (or 50% with respect to the last year of the qualified election period) of their account balance invested in assets other than Company stock.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with an allocation of (a) the Company's contribution, if any, (b) dividends, (c) gains or losses on investments and (d) a proportional share of plan expenses.  Allocations are based on participants’ earnings or account balances, as defined.

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2013 AND 2012

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

VESTING

The cash and common stock allocated to a participant’s account are vested in accordance with the vesting schedules set forth in the Plan agreement.  At January 31, 2013 and 2012 all participants in the Plan were fully vested.

PAYMENT OF BENEFITS

Distributions, which are in the form of Company stock, shall commence no later than the last day of the plan year following the plan year in which any of the following events occur: (a) a participant reaches normal retirement date, as defined, (b) a participant separates service from the Company, (c) a participant becomes permanently disabled or dies or (d) the employer terminates the Plan (see Plan Termination).

Applicable dividends paid on Company stock may be paid to the Plan and distributed no later than ninety days after the close of the plan year or reinvested in qualifying Company securities at the participant’s election.

PLAN TERMINATION

In the event that the Plan is terminated, net assets would be allocated among the participants and eligible beneficiaries in the order provided by the Employee Retirement Income Security Act of 1974 (ERISA).  Although it has not expressed an intent to do so, the sponsor may terminate the Plan at any time.

CONCENTRATIONS

Substantially all of the Plan’s assets are invested in Met-Pro Corporation common stock.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting except for participant benefit payments which are recorded when paid.

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2013 AND 2012

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s assets consist principally of Met-Pro Corporation common stock and are stated at fair value based on the quoted market price as reported by the New York Stock Exchange.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Purchase and sales of securities are recorded on a trade date basis.  For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets.  Unrealized appreciation (depreciation) on investments represents the cumulative change in unrealized gains (losses) for the respective years.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement (Topic 820). This updated accounting guidance establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with generally accepted accounting principles in the United States (“GAAP”) and International Financial Reporting Standards (“IFRS”).  This guidance includes amendments that clarify the intent about the application of existing fair value measurements and disclosures, while other amendments change a principle or requirement for fair value measurements or disclosures. This guidance is effective for interim and annual periods beginning after December 15, 2011.  The adoption of this standard did not have a material impact on the Plan’s financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan follows the guidance for fair value measurements and disclosures in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2013 AND 2012

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

In determining fair value, Management uses various valuation approaches, as appropriate in the circumstances. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are market data from independent sources.  Unobservable inputs are Management’s assumptions, based on the best information available, of how the market would price the asset or liability.  The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The inputs into the determination of fair value require significant judgment and estimation.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the faire value measurement.  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Common stock is valued at the closing price reported on the active market on which the individual security is traded.  There has been no change in the valuation methodology used at January 31, 2013 and 2012.

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2013 AND 2012

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table provides fair value measurement information for the Plan’s major categories of financial assets measured on a recurring basis.  During 2013 and 2012, there were no transfers of financial assets between levels within the fair value hierarchy.

	Assets at Fair Value as of January 31, :
Description	(Level 1)		Total
	2013	2012	2013	2012
Assets:
Investments:
Met-Pro Corporation common stock	$2,866,216	$2,964,287	$2,866,216	$2,964,287

NOTE 4 - INVESTMENTS

The Plan’s investments as of January 31 representing 5% or more of the Plan's assets are as follows:

	2013		2012
	Cost	Current Value	Cost	Current Value

Met-Pro Corporation common stock, 276,395 and 282,582 shares for 2013 and 2012, respectively	$1,168,419	$2,866,216	$1,163,866	$2,964,287

NOTE 5 - INCOME TAX STATUS

Met-Pro Corporation received a determination letter from the Internal Revenue Service (“IRS”) dated September 20, 2011, indicating that the Plan meets the requirements of Section 401(a) and 4975(e)(7) of the Internal Revenue Code (“Code”) and is exempt from federal income taxes under Section 501(a) of the Code.  As such, the Plan’s assets are exempt from federal income tax, and participant tax-deferred contributions and amounts contributed by participating employers are not taxed to the employee until distributed to the Plan.  Continued compliance with applicable provisions of the Code is required to maintain this tax-exempt status.

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2013 AND 2012

NOTE 5 - INCOME TAX STATUS (CONTINUED)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of January 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audit; however, there are currently no audits for any tax periods in progress.  The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2009.

NOTE 6 - ADMINISTRATION OF PLAN ASSETS

The Plan’s assets, which consist principally of sponsor Company shares, are held by the Trustee of the Plan.

Company contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Administrative expenses for the Trustee’s fees are paid directly by the Company.

NOTE 7 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan’s investments are shares of the Plan’s sponsor common stock.  These transactions qualify as party-in-interest transactions. The investments with Met-Pro Corporation were $2,866,216 and $2,964,287 at January 31, 2013 and 2012, respectively.  The Plan received $79,649 and $77,471 of dividends from Met-Pro Corporation which were used to purchase additional shares during the years ended January 31, 2013 and 2012, respectively.  Sales of Met-Pro Corporation common stock were $145,968 and $335,232 for the years ended January 31, 2013 and 2012, respectively.

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2013 AND 2012

NOTE 8 - RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 9 - SUBSEQUENT EVENTS

Management evaluated subsequent events occurring through June 7, 2013, the date that the accompanying financial statements were available to be issued, to determine if there were events or transactions which require recognition or disclosure in the financial statements.

On April 21, 2013, the Company entered into an agreement and plan of merger with CECO Environmental Corp.  The merger is expected to close on or before September 30, 2013.   At the effective time of the merger, each then issued and outstanding share of common stock of Met-Pro Corporation, other than certain excluded shares will be cancelled and converted into the right to receive, at the election of the holder, subject to an overall pro-ration mechanism, either: (i) a per share dollar amount equal to $13.75 without interest; or (ii) a number of shares of CECO common stock, equal to a fraction, the numerator of which is $13.75 and the denominator of which is the volume-weighted average trading price (“VWAP”) as reported on the NASDAQ Global Market of CECO common stock for the 15 consecutive trading days ending on the trading date immediately preceding the closing date of the merger; provided, however if (x) if the VWAP is less than or equal to $10.17, then the exchange ratio shall be 1.3520 shares of CECO common stock for each share of Met-Pro Corporation common stock, and (y) if the VWAP is greater than or equal to $13.75, then the exchange ratio shall be 1.0000 shares of CECO common stock for each share of Met-Pro Corporation common stock. The net effect of this collar mechanism is that no further increase in the exchange ratio will be made if the CECO common stock trading price is less than $10.17 and no further decrease in the exchange ratio will be made if the CECO trading price is greater than $13.75.   In the aggregate, elections for cash or CECO common stock are subject to pro-ration so that approximately 53% of the Met-Pro Corporation common stock will be exchanged for cash (which is capped at $110.2 million, less the amount of cash paid pursuant to the exercise of options to purchase Met-Pro Corporation common stock outstanding as of the effective time) and 47% for CECO common stock.   As a condition of the merger agreement, CECO Environmental Corp did agree to maintain all employee benefit plans of Met-Pro Corporation through December 31, 2013.

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

EIN: 23-1683282
PLAN #004
SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JANUARY 31, 2013

a)	(b)	(c)	(d)	(e)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Met-Pro Corporation	276,395 shares of common stock, $.10 par value	$1,168,419	$2,866,216

*	Party-in-Interest

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

EIN: 23-1683282
PLAN #004
SCHEDULE H, ITEM 4j - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
FOR THE YEAR ENDED JANUARY 31, 2013

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET (INCLUDING INTEREST RATE AND MATURITY IN CASE OF A LOAN)	PURCHASE PRICE	SELLING PRICE	LEASE RENTAL	EXPENSE INCURRED WITH TRANS- ACTION	COST OF ASSET	CURRENT VALUE OF ASSET ON TRANS- ACTION DATE	NET GAIN

Met-Pro Corporation	14,076 shares of Met-Pro Corporation common stock	$68,994	$145,968			$68,994	$145,968	$76,974

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Met-Pro Corporation Salaried Employee Stock Ownership Plan

Dated: June 7, 2013	By: /s/ Neal E. Murphy
Neal E. Murphy
Vice President - Finance

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - Marcum LLP